Exhibit 3.1


          Section 7.1, as amended

            7.1 Dividends. Dividends may be declared by the Board of Directors and paid by the Corporation out of the unreserved and unrestricted earned surplus of the Corporation, or out of the unrestricted capital surplus of the Corporation, subject to the conditions and limitations imposed by the laws of the Commonwealth of Pennsylvania. The stock transfer books may be closed for the payment of dividends during such periods of not in excess of 90 days, as from time to time may be fixed by the Board of Directors or a committee thereof. The Board of Directors, however, without closing the books of the Corporation, may declare dividends payable only to the holders of record at the close of business on any business day not more than 90 days prior to the date on which the dividend is paid.